Exhibit 99.1

Kandal M Venture Limited Announces Financial Results, including Higher Revenues and Gross Profits, for

Full Year Fiscal Year Ended March 31, 2025

Cambodia, July 30, 2025 (GLOBE NEWSWIRE) -- Kandal M Venture Limited (Nasdaq: FMFC) (“Kandal” or the “Company”), a contract manufacturer of affordable luxury leather goods with manufacturing operations in Cambodia, today announced its financial results for its Full Year Fiscal Year Ended March 31, 2025.

Recent developments:

On June 26, 2025, the Company completed its initial public offering of 2,000,000 Class A ordinary shares at a public offering price of $4.00 per share. The Class A Ordinary Shares began trading on the Nasdaq Capital Market on June 25, 2025, under the symbol “FMFC.”

On July 16, 2025, the Underwriter exercised its over-allotment option in full to purchase an additional 300,000 Class A ordinary shares at the public offering price of $4.00 per share, resulting in additional gross proceeds of $1.2 million, before deducting underwriting discounts and other related expenses. After giving effect to the full exercise of the over-allotment option, the total number of Class A ordinary shares sold by the Company in the Offering has increased to 2,300,000 Class A ordinary shares and the gross proceeds increased to $9.2 million, before deducting underwriting discounts and other related expenses. The over-allotment option closing date was July 16, 2025.

Management Commentary

“We are pleased that we completed our IPO on Nasdaq on June 25 of this year as our company enters a new phase of growth and increased global recognition,” said Mr. Duncan Miao, Director and Chairman of the Board of Kandal. “Looking ahead, we have exciting developments that we will announce as we expand our global presence and enhance our production, design and development capabilities.”

Revenue

For the years ended March 31, 2025 and 2024, revenue was generated primarily from handbags sales.

Revenue increased by US$3,214,934 or approximately 23.0%, from US$13,971,743 for the year ended March 31, 2024 to US$17,186,677 for the year ended March 31, 2025. This increase reflects ongoing business growth and the sustained recovery of the global handbag market following the pandemic. Sales volumes rose across all existing customer accounts.

Cost of sales

Cost of sales primarily comprises raw material costs, direct labor costs and factory overheads. Cost of sales increased by US$3,224,831 or approximately 30.4%%, from US$10,604,640, for the year ended March 31, 2024 to US$13,829,471 for the year ended March 31, 2025.

Gross profit and gross profit margin

Gross profit decreased by US$9,897 or approximately 0.3%, from US$3,367,103, for the year ended March 31, 2024 to US$3,357,206 for the year ended March 31, 2025. The gross profit margin decreased by approximately 4.6 percentage points, from approximately 24.1% for the year ended March 31, 2024 to approximately 19.5% for the year ended March 31, 2025. This reduction was mainly due to shift in product mix, additional production supervisors and quality control personnel, lower efficiency from production of new designs, as well as higher indirect material costs and overheads.

Selling and distribution expenses

Selling and distribution expenses included export expenses, trucking costs and customs clearance fees. These expenses remained relatively stable at US$239,013 and US$304,406, amounting to approximately 1.7% and approximately 1.8% of revenue, for the years ended March 31, 2024 and 2025, respectively.

Professional services fees

The Company’s professional services fees consist mainly of fees paid to external lawyers and consultants. Professional services fees increased by US$822,461 or approximately 1,094.5% from US$75,147 for the year ended March 31, 2024 to US$897,608 for the year ended March 31, 2025, which was primarily due to one off IPO fees, financial advisor fees, legal fees, and audit fees during the year.

Cash generated from operating activities

Cash inflow from operating activities was principally from receipt of sales. Cash outflow used in operating activities was principally for payment of purchases of raw materials, staff costs and other operating expenses.

For the year ended March 31, 2025, the Company had net cash generated from operating activities of US$2,134,565 mainly arising from net profit from operations of US$228,954, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items primarily consisted of (i) depreciation of property, plant and equipment of US$193,626; (ii) depreciation of right-of-use assets of US$69,241; (iii) write down of inventories of US$8,879; (iv) interest expenses of US$595,421; (v) interest income from loan to related party of US$370,705; (vi) provision for expected credit loss on VAT refundable of US$71,188; and (vii) write-off of VAT refundable of US$35,120. Changes in operating assets and liabilities mainly include (i) the increase in trade and other receivables of US$659,095; (ii) the decrease in inventories of US$147,511; and (iii) the increase in trade and other payables of US$1,958,462.

Net income

Consequently, net income decreased by US$909,859 or approximately 81.3% from US$1,119,532 for the year ended March 31, 2024 to US$209,673 for the year ended March 31, 2025, mainly due to the increased cost of goods sold, and one-off IPO expenses incurred during the year ended March 31, 2025.

About Kandal M Venture Limited

Kandal M Venture Limited is a contract manufacturer of affordable luxury leather goods with its manufacturing operations in Cambodia. Kandal M Venture Limited primarily manufactures handbags, such as shoulder bags, crossbody bags, tote bags, backpacks, top-handle handbags, satchels, and other smaller leather goods, such as wallets.

For more information, please visit the Company’s website at www.kandalmv.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contacts:

Company:

Kandal M Venture Limited Investor Relations Contact:

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province,

Kingdom of Cambodia

Email: enquiry@fmfco.com.kh

Telephone: +855 23425205

Investor Relations Contact:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: +1 (646) 893-5835 x2

Email: info@skylineccg.com

Website: www.skylineccg.com

FINANCIAL STATEMENTS

KANDAL M VENTURE LIMITED
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	March 31, 2024	March 31, 2025
	US$	US$
Revenue	13,971,743	17,186,677
Cost of sales	(10,604,640)	(13,829,471)
Gross profit	3,367,103	3,357,206

Operating expenses:
Selling and distribution expenses	(239,013)	(304,406)
General and administrative expenses	(1,646,043)	(2,677,883)
Income from operations	1,482,047	374,917

Other income/(expenses):
Interest expense	(403,723)	(582,013)
Other income	219,309	436,050

Profit before income tax	1,297,633	228,954
Income tax expense	(178,101)	(19,281)
Profit for the year	1,119,532	209,673

Other comprehensive income:
Items that may be classified subsequently to profit or loss
Exchange differences on translating foreign operations	(313)	—
Total comprehensive income attributable to equity owners of the Company	1,119,219	209,673

Earnings per share attributable to owners of the Company
Basic and diluted earnings per share	0.07	0.01

Weighted average number of ordinary shares used in computing basic and diluted earnings*	16,000,000	16,000,000

KANDAL M VENTURE LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31, 2024	March 31, 2025
	US$	US$
ASSETS
Non-current assets
Property, plant and equipment	689,517	512,601
Right-of-use assets	207,724	138,483
Deferred tax assets	13,629	29,787
Total non-current assets	910,870	680,871

Current assets
Inventories	1,802,723	1,646,333
Trade and other receivables	945,030	1,497,817
Deferred initial public offering (“IPO”) costs	230,642	795,771
Amounts due from related parties	2,053,318	1,053,708
Loans to related parties	4,001,174	4,291,215
Cash and bank balances	235,348	102,697
Total current assets	9,268,235	9,387,541

Total assets	10,179,105	10,068,412

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital*	160	160
Merger reserve	13	13
Capital reserve	(2,500,000)	(2,500,000)
Foreign currency translation reserve	5,130	5,130
Retained earnings	2,663,128	2,872,801
Total (deficit) equity	168,431	378,104

Non-current liabilities
Lease liabilities	168,549	87,632
Borrowings	4,360,385	—
Total non-current liabilities	4,528,934	87,632

Current liabilities
Trade and other payables	2,466,368	4,424,830
Lease liabilities	74,715	80,916
Borrowings	2,823,729	5,088,600
Income tax payable	116,928	8,330
Total current liabilities	5,481,740	9,602,676

Total liabilities	10,010,674	9,690,308

Total equity and liabilities	10,179,105	10,068,412

KANDAL M VENTURE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	March 31, 2024	March 31, 2025
	US$	US$
Cash flows from operating activities
Profit before income tax	1,297,633	228,954

Adjustments for:
Depreciation of property, plant and equipment	198,360	193,626
Depreciation of right-of-use assets	69,241	69,241
Interest expense	421,713	595,421
Interest income from loan to related party	(165,368)	(370,705)
Inventories write-down	65,770	8,879
Provision for expected credit losses – other receivables	11,532	71,188
Other receivables written off	—	35,120
Operating cash flows before working capital changes	1,898,881	831,724

Changes in working capital:
Inventories	1,519,269	147,511
Trade and other receivables	(112,572)	(659,095)
Trade and other payables	(43,699)	1,958,462
Cash generated from operations	3,261,879	2,278,602
Income tax paid	(123,111)	(144,037)
Net cash generated from operating activities	3,138,768	2,134,565

Cash flows from investing activities
Purchase of plant and equipment	(22,972)	(16,710)
Deferred initial public offering (“IPO”) costs	(230,642)	(565,129)
Net cash used in investing activities	(253,614)	(581,839)

Cash flows from financing activities
(Loans to)/repayment from related parties	(3,783,461)	80,664
(Advances to)/repayments from related parties, net	(5,110,245)	999,610
Proceeds from/(Repayments of) borrowings, net	6,373,131	(2,095,514)
Interest paid on borrowings	(399,226)	(578,660)
Payment of lease liabilities	(68,989)	(74,716)
Interest paid on lease liabilities	(22,487)	(16,761)
Net cash used in financing activities	(3,011,277)	(1,685,377)

Net change in cash and cash equivalents	(126,123)	(132,651)
Cash and cash equivalents at beginning of year	361,471	235,348
Cash and cash equivalents at end of year	235,348	102,697